Mail Stop 6010

      July 29, 2005

Via Facsimile and U.S. Mail

Mr. Ronald D. Ordway
Chief Executive Officer
Video Display Corporation
1868 Tucker Industrial Drive
Tucker, GA   30084

Re:	Video Display Corporation
	Response letter for Item 4.01 Form 8-K
      Filed July 27, 2005
	File No. 0-13394

Dear Mr. Ordway:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 8-K dated June 27, 2005

Item 4-01. Changes in Registrant`s Certifying Accountant

1. Please note that your response to prior comment 1 should be addressing reportable events (instead of disagreements). The disclosure of notification by the former accountant to the audit committee of material weaknesses in internal control does not confirm that these areas were "discussed" as required by Item 304(a)(1)(iv)(B) of Regulation S-K. Also, in accordance with Item 304(a)(1)(iv)(C), your disclosure should state whether the registrant has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such internal control weaknesses.

2. For the second reportable event, we note your new procedures forbidding the posting of any journal entries without approval by corporate level management to ensure that all entries were made and calculated properly. However, please tell us the steps you have taken and the procedures implemented to correct your failures to have financial reporting personnel necessary to properly identify and record in a timely fashion non-routine transactions and to prepare financial statements and related disclosures timely.

3. The letter provided in Exhibit 16 does not satisfy the conditions in prior comment 4. Since there were reportable events, any letters or written communication from the former accountant to management or the audit committee regarding such internal control weaknesses should be provided.

4. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your
Item 304 disclosures, or the extent to which the accountant does not agree.


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       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3626.

							Sincerely,


							David Burton
							Staff Accountant



Mr. Ronald D. Ordway
Video Display Corporation
July 28, 2005
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